UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 6, 2026

KATAPULT HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-39116	84-2704291
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5360 Legacy Drive, Building 2 Plano, TX	75024
(Address of principal executive offices)	(Zip Code)

(833) 528-2785
(Registrant’s telephone number, including area code:)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, par value $0.0001 per share	KPLT	The Nasdaq Stock Market LLC
Redeemable Warrants	KPLTW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Retention Award

As previously announced, Katapult Holdings, Inc. (the “Company”) entered into an Agreement and Plan of Merger with Katapult Merger Sub 1, Inc., Katapult Merger Sub 2, LLC, CCF Holdings LLC and Aaron’s Intermediate Holdco, Inc. on December 11, 2025. In conjunction with the pending mergers, on January 7, 2026, the Company’s Board of Directors approved a retention award to our named executive officer Derek Medlin, President and Chief Growth Officer, in the amount of $400,000. The retention award is payable in three installments: a first installment of $80,000 payable on January 9, 2026, a second installment of $160,000 payable at the closing of the mergers, and a third installment of $160,000 payable on the 6-month anniversary of the closing of the mergers; provided in each case that Mr. Medlin has not been terminated by the Company for Cause (as defined in Mr. Medlin’s Amended and Restated Employment Agreement, dated as of May 4, 2021) and has not voluntarily resigned his employment prior to the date the applicable payment is made. If Mr. Medlin ceases to be an active employee prior to the date that such payment is made for either of the foregoing two reasons, he will not be entitled to payment.

Resignation of Chief Accounting Officer

On January 9, 2026, Kaitlin Folan notified the Company that she was resigning as Chief Accounting Officer, effective January 19, 2026. The decision of Ms. Folan to resign as Chief Accounting Officer was not the result of any disagreement between Ms. Folan and the Company, its management, the board of directors of the Company or any committee thereof, or with respect to any matter relating to the Company’s operations, policies or practices.

Appointment of Interim Chief Accounting Officer

The Company has appointed Art Goss to serve as the Company’s interim Chief Accounting Officer, effective January 19, 2026, until a new Chief Accounting Officer is appointed. Mr. Goss, age 63, has served as the Company’s Vice President, Internal Audit since March 2024. In addition, during the period April 2024 to July 2024 he also served as the Company’s interim Chief Accounting Officer. Prior to joining the Company, he most recently served as the Vice President, Internal Audit for LL Flooring Holdings, Inc. from July 2016 until March 2024 and previously served as the Chief Accounting Officer for Delhaize Group SA from 2006 until 2013 among various other accounting and audit roles over the course of his career. Mr. Goss holds a BSBA in Accounting from The Ohio State University. He is a Certified Public Accountant (North Carolina State Board of Certified Public Accountant Examiners) and a Certified Fraud Examiner (Association of Certified Fraud Examiners).

There are no family relationships between Mr. Goss and any director or executive officer of the Company, and there are no related party transactions between Mr. Goss and the Company that would require disclosure under Item 404(a) of Regulation S-K.

In connection with his commencement of his role as interim Chief Accounting Officer, Mr. Goss will receive a monthly stipend of $5,000 for a period of six months.

Forward-Looking Statements

Certain statements included in this Current Report on Form 8-K that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements may be identified by words such as “anticipate,” “assume,” “believe,” “continue,” “could,” “design,” “estimate,” “expect,” “intend,” “may,” “plan,” “potentially,” “predict,” “should,” “will,” “would,” or the negative of these terms or other similar expressions. These forward-looking statements include, but are not limited to: in this Current Report on Form 8-K, statements regarding the all-stock merger transaction of Katapult, Aaron’s and CCFI (the “Transaction”) and the expected timing thereof, future opportunities for the combined company and the future operations of the combined company. These statements are based on various assumptions, whether or not identified in this Current Report on Form 8-K, and on the current expectations of Katapult’s management and are not predictions of actual performance.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond Katapult’s control. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, (i) the ability to obtain regulatory approval and meet other closing conditions to the proposed Transaction, including shareholder approval; (ii) potential adverse reactions or changes to business relationships resulting from the announcement, pendency or inability to complete the proposed Transaction on the expected timeframe or at all; (iii) litigation relating to the proposed Transaction; (iv) the inability to retain key personnel, or potential diminished productivity due to the impact of the proposed Transaction on Katapult’s current and prospective employees, key management, customers, distributors, merchants and other business partners; (v) the ability to maintain adequate financing, meet liquidity requirements and comply with restrictive covenants related to indebtedness; (vi) anticipated tax treatment, (vii) unexpected costs, charges or expenses resulting from the Transaction; (viii) the combined company’s ability to successfully integrate and grow its business; (ix) the ability to comply with laws and regulations applicable to Katapult’s business and the business of the combined company, including laws and regulations related to rental purchase transactions; and (x) other events or factors, including those resulting from civil unrest, war, foreign invasions, terrorism, geopolitical uncertainty, public health crises and pandemics, trade wars, or responses to such events; and (xi) those factors discussed in greater detail in the section entitled “Risk Factors” in Katapult’s periodic reports filed with the SEC, including the Quarterly Report on Form 10-Q for the quarter ended September 30, 2025 that Katapult filed with the SEC on November 12, 2025.

If any of these risks materialize or Katapult’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Katapult does not presently know or that Katapult currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. There can be no assurance that the transaction will be implemented or that plans of the respective directors and management of Katapult, Aaron’s and CCFI will proceed as expected or will ultimately be successful. Undue reliance should not be placed on the forward-looking statements in this Current Report on Form 8-K. All forward-looking statements contained herein are based on information available to us as of the date hereof, and Katapult does not assume any obligation to update these statements as a result of new information or future events, except as required by law. If Katapult does update one or more forward-looking statements, no inference should be made that Katapult will make additional updates with respect to those or other forward-looking statements.

Additional Information and Where To Find It

This communication may be deemed to be solicitation material in respect of the transaction among Katapult, Aaron’s, and CCFI. Katapult expects to announce a special meeting of its stockholders as soon as practicable to obtain stockholder approval of the transaction. In connection with the Transaction, Katapult intends to file the Registration Statement / Proxy Statement, that will include a proxy statement in preliminary and definitive form of Katapult and Katapult may file with the SEC other relevant documents concerning the transaction. INVESTORS OF KATAPULT ARE URGED TO READ THE REGISTRATION STATEMENT / PROXY STATEMENT, DEFINITIVE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT KATAPULT, AARON’S, CCFI AND THE TRANSACTION AND RELATED MATTERS. Investors may obtain a free copy of these materials (when they are available) and other documents filed by Katapult with the SEC at the SEC’s website at www.sec.gov, at Katapult’s website at www.katapult.com or by sending a written request to Katapult in care of the Corporate Secretary, at Katapult Holdings, Inc., 5360 Legacy Drive, Building 2, Plano, TX 75024.

Participants in the Solicitation

Katapult and certain of its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the special meeting of stockholders in connection with the transaction. Information regarding Katapult’s directors and executive officers, their ownership in Katapult and Katapult’s transactions with related persons is available in Katapult’s proxy statement filed with the SEC on April 24, 2025 on Schedule 14A in connection with its 2025 annual meeting of stockholders, under the headers “PROPOSAL NO. 1 ELECTION OF DIRECTORS” , “DIRECTOR COMPENSATION”, “EXECUTIVE OFFICERS”, “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT”, “EXECUTIVE COMPENSATION” and “CERTAIN RELATIONSHIPS AND RELATED-PARTY AND OTHER TRANSACTIONS” (which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001785424/000162828025019705/kplt-20250424.htm). Additional information regarding ownership of Katapult’s securities by its directors and executive officers is included in such person’s SEC filings on Forms 3 or 4 (which is available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001785424). Other information regarding Katapult’s directors and executive officers and regarding other persons who may be deemed participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive proxy statement related to the proposed transaction and other relevant materials to be filed with the SEC when they become available. These documents and the other SEC filings described in this paragraph may be obtained free of charge as described above under the heading “Additional Information and Where to Find It.”

No Offer or Solicitation

This communication is for informational purposes and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Investor Relations & Media Relations Contact:

Jennifer Kull, VP of Investor Relations

ir@katapult.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	January 9, 2026	/s/ Orlando Zayas
Name: Orlando Zayas
Title: Chief Executive Officer